Exhibit 99.1

NETNUT LTD

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2018

1

NETNUT LTD.

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2018

REPORT OF INDEPENDENT AUDITORS

To the board of directors and shareholders of

NETNUT LTD.

We have audited the accompanying financial statements of NetNut Ltd. (hereafter - the “Company”), which comprise the balance sheets as of December 31, 2018 and 2017 and the related statements of profit or loss, changes in equity and cash flows for the year ended December 31, 2018 and for the period from February 8, 2017 (date of commencement of operations) to December 31, 2017.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with International Financial Reporting Standards; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on the financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements.  The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error.  In making those risk assessments, we consider internal control relevant to the Company’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, we express no such opinion.  An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.  We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for the year ended December 31, 2018 and for the period from February 8, 2017 (date of commencement of operations) to December 31, 2017 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1(c) to the financial statements, the Company has suffered recurring losses from operations that raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Kesselman & Kesselman
Certified Public Accountants (Isr.)
A member firm of PricewaterhouseCoopers International Limited

Tel-Aviv, Israel
April 16, 2019

Kesselman & Kesselman, Trade Tower, 25 Hamered Street, Tel-Aviv 6812508, Israel,

P.O Box 50005 Tel-Aviv 6150001 Telephone: +972 -3- 7954555, Fax: +972 -3- 7954556, www.pwc.com/il

NETNUT LTD.

BALANCE SHEETS

		December 31
	Note	2018	2017
		U.S. dollars in thousands
A s s e t s

CURRENT ASSETS:
Cash and cash equivalents		16	82
Accounts receivable:
Trade, net	4	108	111
Other		75	10
Related parties	16	111	53
		310	256
NON-CURRENT ASSETS:
Intangible assets, net	5,6	114	167
Goodwill	5,6	337	337
Property, plant and equipment, net		10	-
		461	504
TOTAL ASSETS		771	760

Liabilities and equity

CURRENT LIABILITIES:
Short-term loan		53	58
Accounts payable and accruals:
Trade		177	57
Other	8	117	51
Related parties	16	130	60
Contract liabilities		71	34
		548	260

EQUITY:	11
Ordinary A shares		*	*
Ordinary shares		*	*
Share premium		801	801
Accumulated deficit		(578)	(301)
TOTAL EQUITY		223	500
TOTAL EQUITY AND LIABILITIES		771	760

*	Less than $1 thousand

Date of approval of financial statements by Company’s Board of Directors: April 16, 2019.

The accompanying notes are an integral part of the financial statements.

NETNUT LTD.

STATEMENTS OF PROFIT OR LOSS

		Year ended December 31,	Period from February 8, 2017* to December 31,
	Note	2018	2017
		U.S. dollars in thousands

REVENUES		2,204	805
COST OF REVENUES	12	662	241
GROSS PROFIT		1,542	564

OPERATING EXPENSES:
Research and development expenses	13	443	440
Selling and marketing expenses	14	787	333
General and administrative expenses	15	513	127
TOTAL OPERATING EXPENSES		1,743	900

OPERATING LOSS		(201)	(336)

FINANCE EXPENSES		(76)	(16)
FINANCE INCOME		-	2
FINANCIAL EXPENSES, net		(76)	(14)

LOSS BEFORE TAXES ON INCOME		(277)	(350)
TAX BENEFIT	6,7	-	49
NET LOSS FOR THE YEAR		(277)	(301)

*	Date of commencement of operations

The accompanying notes are an integral part of the financial statements.

NETNUT LTD.

STATEMENTS OF CHANGES IN EQUITY

	Ordinary A shares	Ordinary shares	Share premium	Accumulated deficit	Total
	U.S. dollars in thousands

CHANGES IN THE PERIOD FROM FEBRUARY 8, 2017** TO DECEMBER 31, 2017:
Issuance of ordinary shares as a part of a business combination	-	*	501	-	501
Issuance of ordinary A shares	*	-	300	-	300
Net loss for the year	-	-	-	(301)	(301)
BALANCE AT DECEMBER 31, 2017	*	*	801	(301)	500
CHANGES IN THE YEAR ENDED DECEMBER 31, 2018 -
Net loss for the year	-	-	-	(277)	(277)
BALANCE AT DECEMBER 31, 2018	*	*	801	(578)	223

*	Less than $1 thousand
**	Date of commencement of operations

The accompanying notes are an integral part of the financial statements.

NETNUT LTD.

STATEMENTS OF CASH FLOWS

	Year ended December 31,	Period from February 8, 2017* to December 31,
	2018	2017
	U.S. dollars in thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss for the year	(277)	(301)
Adjustments required to reflect the cash flows from operating activities:
Amortization of intangible assets	53	46
Exchange rates differences relating to short-term loan	(5)	-
Depreciation	3	-
	51	46

Changes in operating asset and liability items:
Changes in deferred income tax	-	(49)
Decrease (Increase) in trade receivables	3	(111)
Increase in other receivables	(65)	(10)
Decrease in related parties, net	12	7
Increase in trade payables	120	57
Increase in other payables	66	51
Increase in contract liabilities	37	34
	173	(21)
Net cash used in operating activities	(53)	(276)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property, plant and equipment	(13)	-
Net cash used in investing activities	(13)	-
CASH FLOWS FROM FINANCING ACTIVITIES:
Issuance of ordinary A shares	-	300
Receipt of short-term loan	-	58
Net cash provided by financing activities	-	358

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(66)	82
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	82	-
CASH AND CASH EQUIVALENTS AT END OF YEAR	16	82

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Issuance of ordinary shares as a part of a business combination	-	501

*	Date of commencement of operations

The accompanying notes are an integral part of the financial statements.

NETNUT LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - GENERAL:

a.	NetNut Ltd. (hereinafter - the “Company”) was incorporated in Israel on February 8, 2017 and is a subsidiary of DiViNetworks Ltd.

b.	The Company is engaged in the business of the development, marketing and sale of business proxy network services.

c.	The Company has an accumulated deficit as of December 31, 2018, as well as negative operating cash flows for the year ended December 31, 2018 and for the period from February 8, 2017 (date of commencement of operation) to December 31, 2017. Therefore, there is substantial doubt about the Company’s ability to continue as a going concern. These financial statements have been prepared assuming that the Company will continue as a going concern and do not include any adjustments that might result from the outcome of this uncertainty. As further disclosed in Note 17, the Company has entered into an agreement, under which it is to be acquired by Safe-T Group Ltd. In accordance with the agreement, the Company has obtained an amount of $250 thousand to fund its operations.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES:

a.	Basis of presentation of financial statements:

The financial statements as of December 31, 2018 and 2017, and for the year ended December 31, 2018 and for the period from February 8, 2017 (date of commencement of operations) to December 31, 2017, are in compliance with International Financial Reporting Standards (hereinafter - “IFRS”), and interpretations issued by the IFRS Interpretations Committee applicable to companies reporting under IFRS. The financial statements comply with IFRS as issued by the International Accounting Standards Board.

In connection with the presentation of these financial statements, the following should be noted:

1)	The significant accounting policies described below have been applied consistently to the year and period presented, unless otherwise stated.

2)	The financial statements have been prepared under the historical cost convention.

3)	The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires the Company’s management to exercise its judgment in the process of applying the Company’s accounting policies. Actual results may differ materially from estimates and assumptions used by management.

4)	The Company analyzes the expenses recognized in the statements of profit or loss using the classification method based on the functional category to which the expense belongs.

b.	Translation of foreign currency balances and transactions:

1)	Functional and presentation currency.

Items included in the financial statements are measured using the currency of the primary economic environment in which the entity operates (hereinafter - the “Functional Currency”). The financial statements of the Company are presented in U.S. dollars, which is the Company’s Functional Currency.

2)	Transactions and balances

Transactions made in a currency which is different from the Functional Currency are translated into the Functional Currency using the exchange rates prevailing at the dates of the transactions or valuations where the items are re-measured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at the end-of-year exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in profit or loss as finance income (expense).

NETNUT LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

c.	Cash and cash equivalents

Cash and cash equivalents include cash in hand, short-term bank deposits and other short-term highly liquid investments with original maturities of three months or less, which are subject to insignificant risk of changes in value.

d.	Trade receivables

The trade receivable balance represents the unconditional right to consideration because only the passage of time is required before the payment is due from Company customers in the ordinary course of business.

Trade receivables are recognized initially based on their transaction price as calculated according to IFRS 15, less a provision for doubtful accounts (hereinafter - “Provision for Impairment” or “Provision for Doubtful Accounts”). For further details see Note 4.

e.	Goodwill

Goodwill arising from a business combination represents the excess of the overall amount of the consideration transferred over the net amount as of acquisition date of the identifiable assets acquired and the liabilities assumed.

Impairment reviews of the cash-generating-unit (CGU) to which goodwill was allocated are undertaken annually and whenever there is any indication of impairment of a CGU. The carrying amount of the Company’s assets (which constitutes a single CGU), including goodwill, is compared to its recoverable amount, which is the higher of value in use and the fair value less costs to sell. Any impairment loss is allocated to reduce the carrying amount of the Company’s assets at the following order: first to reduce the carrying amount of any goodwill allocated to a CGU and subsequently to the remaining assets of the Company, which fall within the scope of IAS 36, on a proportionate basis based on the carrying amount of each Company asset.

Any impairment loss is recognized immediately in profit or loss and is not subsequently reversed. As of December 31, 2018 and 2017, the Company did not record impairment of goodwill. For further details see Note 5.

f.	Intangible assets:

1)	Research and development

Through December 31, 2018 and 2017, the Company has not met the criteria for capitalizing of research and development expenses as intangible assets, and accordingly, no asset has so far been recognized in the financial statements in respect of capitalized research and development expenses. Consequently, the research and development expenses of the Company are fully recognized as incurred.

2)	Servers usage right

The server usage right was first recognized at fair value at the acquisition date and is amortized over the period of estimated benefit, using a straight-line method and estimated useful life of four years. The amortization is presented under cost of revenues. For further details see Note 5.

NETNUT LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

g.	Impairment of non-monetary assets

An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less selling costs and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels of identifiable cash flows (cash-generating units). As mentioned above, the Company constitutes a single cash generating unit. Non-monetary assets, other than goodwill, that were previously impaired are reviewed at each statement of financial position date for possible reversal of the impairment recognized. Other intangible assets, whose useful life is indefinite, are tested annually for impairment.

h.	Financial assets and liabilities:

The Company has adopted IFRS 9, “Financial Instruments”, from February 8, 2017 (date of commencement of operations).

1)	Classification

The Company classifies its financial assets at amortized cost. The classification is determined, among other things, in accordance with the purpose for which the financial assets were acquired. The basis of classification depends on the Company’s business model and the contractual cash flow characteristics of the financial asset.

Financial assets at amortized cost are held within a business model whose objective is to hold financial assets in order to collect contractual cash flows, and their contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. These assets are classified as current assets, except for maturities of more than 12 months after the balance sheet date, which are classified as non-current assets. The Company’s financial assets at amortized cost include “accounts receivable” and “cash and cash equivalents” (see also sections c and d above).

2)	Impairment of financial assets, measured at amortized cost

The Company recognizes an allowance for expected credit losses on financial assets. At each reporting date, the Company assesses whether the credit risk on a financial asset has increased significantly since the initial recognition.

If the financial asset is determined to have low credit risk at the reporting date, the Company assumes that the credit risk on a financial asset has not increased significantly since initial recognition. The Company measures the allowances for expected credit losses on trade receivables that are within the scope of IFRS 15, “Revenue from Contracts with Customers”, and on financial assets for which the credit risk has increased significantly since initial recognition based on the estimated lifetime credit losses. Otherwise, the Company measures the allowance for credit losses at an amount equals to 12-month expected credit losses at the current reporting date.

i.	Trade payables

Trade payables are the Company’s obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers.

NETNUT LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

j.	Current and deferred income taxes

The tax expenses for the reported years comprise current and deferred taxes. Taxes are recognized in the statements of profit or loss, except to the extent that they relate to items recognized directly in equity. In that case, the tax is also recognized in equity.

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the balance sheet date in the countries where the Company operates and generates taxable income. The Company’s management periodically evaluates the tax aspects applicable to its taxable income based on the relevant tax laws and makes provisions in accordance with the amounts payable to the Israeli Tax Authorities.

Deferred income tax is provided using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements.

However, deferred income tax liabilities are not accounted for if they arise from initial recognition of goodwill. Also, deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

k.	Employee benefits:

1)	Severance pay and pension obligations

A defined contribution plan is a post-employment benefits scheme under which group companies pay fixed contributions into a separate and independent entity. The Company has no legal or constructive obligation to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods.

The Company’s severance pay and pension obligations are generally funded through payments to insurance companies or trustee-administered funds. Under their terms, the said pension plans meet the criteria for defined contribution plan as above.

2)	Vacation and recreation pay

Every employee is legally entitled to vacation and recreation benefits, which are computed on an annual basis. This entitlement is based on the term of employment. The Company charges a liability and expense due to vacation and recreation pay, based on the benefits that have been accumulated for each employee.

Since the Company expects that the benefit arising from vacation pay will be fully settled within 12 months of the end of the reporting period in which the employees provide the relating services, the liability in respect of this benefit is measured in accordance with the additional amount, which the Company expects to pay for unutilized vacation benefits accrued at the end of the reporting period.

NETNUT LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

3)	Severance pay

Severance pay is paid when an employee is terminated by the Company before the normal retirement date, or when an employee had agreed to accept voluntary redundancy in exchange for these benefits. The Company recognizes severance pay liabilities at the earlier of:

●	When the entity can no longer withdraw the offer of those benefits; and

●	When the entity recognizes costs for a restructuring in the scope of IAS 37, “Provisions, Contingent Liabilities and Contingent Assets”, that includes the payment of severance benefits.

l.	Revenue recognition

The Company has adopted IFRS 15, “Revenue from Contracts with Customers” (hereinafter - “IFRS 15”) from February 8, 2017 (date of commencement of operations).

IFRS 15 provides two approaches to revenue recognition: one point in time or over time. The model framework consists of five steps for analyzing transactions to determine the timing and amount of revenue recognition.

Identify the contract with the customer.
Identify the separate performance obligations in the contract.
Determine the transaction price.
Allocate the transaction price to each of the performance obligations in the contract.
Recognize revenue as each performance obligation is satisfied, while making a distinction between satisfying an obligation on a certain date and satisfying an obligation over time.

The Company’s revenues from its renewable monthly contracts with its customers are recognized ratably over the respective contract periods, since the customers consume benefits from the services as the Company performs.

Costs to obtain a contract are expensed as incurred since commissions payable upon renewals are commensurate with the initial commission.

Revenue is recognized net of Value Added Tax.

m.	standards, amendments and interpretations to new standards:

Standards, amendments and interpretations to new standards that are not yet effective and have not been early adopted by the Company:

1)	IFRS 16, “Leases” (hereinafter - “IFRS 16”)

IFRS 16 will replace upon first-time implementation the existing guidance in IAS 17 “Leases” (hereinafter - “IAS 17”). The standard sets out the principles for the recognition, measurement, presentation and disclosure of leases, and is expected to have material impact mainly on the accounting treatment applied by the lessee in a lease transaction.

IFRS 16 changes the existing guidance in IAS 17 and requires lessees to recognize a lease liability that reflects future lease payments and a “right-of-use asset” in all lease contracts (except for the following), with no distinction between financing and capital leases. IFRS 16 exempts lessees in short-term leases or the when underlying asset has a low value.

NETNUT LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

IFRS 16 substantially carries forward the lessor accounting requirements in IAS 17. Accordingly, a lessor continues to classify its leases as operating leases or finance leases, and to account for those two types of leases differently.

IFRS 16 also changes the definition of a “lease” and the manner of assessing whether a contract contains a lease.

IFRS 16 will be effective retrospectively for annual periods beginning on or after January 1, 2019, taking into account the reliefs specified in the transitional provisions of IFRS 16.

In respect of agreements in which the Company is the lessee, the Company elected to apply the standard for the first time by recognizing lease liabilities, for leases that were previously classified as operating leases, based on the present value of the remaining lease payments, discounted at the incremental interest rate of the lessee as at the date of first-time application. At the same time, the Company will recognize a right-of-use asset at an amount equal to the amount of the lease liabilities, adjusted to reflect any prepaid or accrued lease payments in respect of those leases. As a result, the application of the standard is not expected to have an effect on the retained earnings balance.

As part of the first-time application of the standard, the Company has elected to apply the following practical expedients:

In respect of leases in which the Company is the lessee, to apply a single discount rate to a portfolio of leases with reasonably similar characteristics.

For leases in which the Company is the lessee, not to recognize a right-of-use asset and a lease liability in respect of leases whose lease period ends within 12 months of the date of initial application.

For leases in which the Company is the lessee, to exclude initial direct costs from the measurement of the right-of-use asset upon initial application.

For leases in which the Company is the lessee, to use hindsight in determining the lease term where the contract includes extension or termination options.

Furthermore, it should be noted that the Company elected to apply the exemption regarding the recognition of short-term leases and leases in which the value of the underlying asset is low.

Where the Company has right-of-use assets which meets the definition of investment property, they should be presented in the statement of financial position as investment property. Furthermore, right-of-use assets, that will be accounted for as investment property according to the fair value model, will be measured at fair value upon initial application. This measurement may impact the retained earnings balance as of the date of initial recognition.

Based on its assessment to date, upon application of IFRS 16 on January 1, 2019, right-of-use lease assets and lease liabilities totaling approximately $439 thousand will be recognized in the balance sheet.

The main expected effects of the application of the standard on the statement of income or loss for the year 2019 are a decrease of approximately $107 thousand in lease expenses, an increase of $91 thousand in depreciation costs and an increase of approximately $7 thousand in financing expenses. Overall, the expected effect of the standard’s application on the statement of income or loss for the year 2019 is an increase of approximately $9 thousand in loss.

NETNUT LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

2)	IFRIC 23, “Uncertainty Over Income Tax Treatments” (hereinafter - “IFRIC 23”)

IFRIC 23 clarifies how to apply the recognition and measurement requirements of IAS 12 for uncertainties in income taxes. According to IFRIC 23, when determining the taxable profit (loss), tax bases, unused tax losses, unused tax credits and tax rates when there is uncertainty over income tax treatments, the entity should assess whether it is probable that the tax authority will accept its tax position. Insofar, as it is probable that the tax authority will accept the entity’s tax position, the entity will recognize the tax effects on the financial statements according to that tax position. On the other hand, if it is not probable that the tax authority will accept the entity’s tax position, the entity is required to reflect the uncertainty in its accounts by using one of the following methods: the most likely outcome or the expected value. IFRIC 23 clarifies that when the entity examines whether or not it is probable that the tax authority will accept the entity’s position, it is assumed that the tax authority with the right to examine any amounts reported to it will examine those amounts and that it has full knowledge of all relevant information when doing so. Furthermore, according to IFRIC 23 an entity has to consider changes in circumstances and new information that may change its assessment. IFRIC 23 also emphasizes the need to provide disclosures of the judgments and assumptions made by the entity regarding uncertain tax positions.

IFRIC 23 is effective for annual reporting periods beginning on or after January 1, 2019. The application of this standard is expected to have negligible impact on the Company’s financial statements.

NOTE 3 - FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT:

a.	Financial risk management

Financial risk factors - foreign exchange risks

The Company’s activities expose it to a Foreign exchange risk.

The Company operates internationally and is exposed to foreign exchange risk arising from foreign currency transactions, primarily with respect to the NIS. Foreign exchange risk arises from future commercial transactions, recognized assets and liabilities denominated in foreign currency.

The Company hedges and minimizes the foreign exchange risk by ensuring that the amounts of net current assets at a specific point in time correspond to the amount of current liabilities at that point in time.

b.	Financial instruments

	Financial assets at amortized cost
	December 31
	2018	2017
	U.S. dollars in thousands
Assets:
Cash and cash equivalents	16	82
Trade and other receivables	183	121
	199	203

Assets and liabilities, which are not measured on a recurring basis at fair value, are presented at their carrying amount, which approximates their fair value.

NOTE 4 - ACCOUNT RECEIVABLES - TRADE, net

As of December 31, 2018 and 2017, the account receivables-trade balance comprises open accounts. The Company did not record a provision for doubtful accounts as of December 31, 2018 and 2017.

NETNUT LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 5 - INTANGIBLE ASSETS:

a.	Composition of intangible assets is as follows:

	Cost				Accumulated amortization
	Balance at beginning	Additions during	Retirements during the	Balance at end	Balance at beginning	Additions during	Retirements during the	Balance at end	Amortized balance December 31,
	of year	the year	year	of year	of year	the year	year	of year	2018
	U.S. dollar in thousand
2018:
Servers usage right	213	-	-	213	(46)	(53)	-	(99)	114
Goodwill	337	-	-	337	-	-	-	-	337
	550	-	-	550	(46)	(53)	-	(99)	451

	Cost				Accumulated amortization
	Balance at Beginning	Additions	Retirements	Balance	Balance at Beginning	Additions	Retirements	Balance	Amortized balance
	of	during the	during the	at end	of	during the	during the	at end	December 31,
	period	period	period	of year	period	period	Period	of year	2017
	U.S. dollar in thousand
2017:
Servers usage right	-	213	-	213	-	(46)	-	(46)	167
Goodwill	-	337	-	337	-	-	-	-	337
	-	550	-	550		(46)	-	(46)	504

b.	Testing of goodwill impairment

As of December 31, 2018 and 2017, the recoverable amount of the Company, which constitutes a single CGU, is calculated on the basis of its fair value less cost to sell of Company’s share. As of December 31, 2018 and 2017, the recoverable amount exceeded the Company’s equity. The Company’s value in use calculations included a pre-tax discount rate of 24.5% and 26.9% at December 31, 2017 and 2018, respectively, and a long-term growth rate of 2% as of both dates.

NETNUT LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 6 - BUSINESS COMBINATION

On February 22, 2017, the Company has completed the business combination deal with a significant shareholder. As part of the business combination the company issued 100,000 ordinary shares to its parent company for the purpose of the acquisition of a developed technology including the usage right in servers of the parent company as well as access to the parent company’s vendors and the right to implement the parent company’s business model in the Company’s operation. The server usage right is valid as well the Company is active, with no further payments, and include the installation right on the Company’s premises. The value of the ordinary shares issued in the business combination were based on the sale of ordinary A shares to a third party occurring concurrently with the business combination, see also Note 11(b). The acquisition was accounted for as a business combination under common control, at fair value, considering the indirect involvement of such third party in the transaction.

The fair value of the server’s usage right was computed according to the DCF model, using the following principal assumptions: WACC 20.5% and long term growth rate of 2%. For the Company fair value valuation, the Company used Option-Pricing Method with the following principal assumptions: expected volatility of 65.6%, risk-free interest of 2.47%, expected term of 5 years.

The table below presents the fair value of offered shares and the amounts recorded in these financial statements:

Fair Value
U.S. dollars in thousands

Total purchase price - issuance of shares	501

Intangible assets:
Servers usage right	213
Goodwill	337
550
Deferred taxes	(49)
Total assets	501

NOTE 7 - TAXES ON INCOME:

a.	Taxation in Israel

The income of the Company is taxed at the regular corporate tax rate which is 24% for 2017 and 23% for the year 2018 and thereafter.

b.	Tax assessments

The Company has not been assessed since its establishment.

c.	Carryforward tax losses

As of December 31, 2018 and 2017 the Company’s carryforward tax losses totaled to approximately $518 thousand and $301 thousand, respectively.

Deferred tax assets in respect of carryforward operating tax losses are recognized in case that it is expected that the relating tax benefit would be realized against a future taxable income.

The Company did not recognize deferred taxes for these losses since their utilization is not expected in the foreseeable future.

NETNUT LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 7 - TAXES ON INCOME (continued):

d.	Theoretical tax reconciliation

A reconciliation of the theoretical tax expense, assuming all income is taxed at the regular tax rates applicable to companies in Israel (see section a above) and the actual tax expense is as follows:

	Year ended December 31, 2018		Period from February 8, 2017* to December 31, 2017
	%	US dollars in thousands	%	US dollars in thousands

Loss before taxes on income, as reported in the statements of profit or loss	100	277	100	350
Theoretical tax saving on this profit or loss	(23)	(64)	(24)	(84)
Increase in taxes resulting from permanent differences - non-deductible expenses	3	7	-	1
Increase in taxes resulting from tax losses in the reported period for which deferred taxes were not recognized	20	57	10	34
Tax expenses	-	-	(14)	(49)

NOTE 8 - ACCOUNTS PAYABLE - OTHER:

	December 31
	2018	2017
	U.S dollars in thousands

Employees and related institutions	110	47
Accrued commissions	7	4
	117	51

NOTE 9 - COMMITMENTS:

a.	Office Lease agreements

In May 2018, the Company signed an operating lease agreement for a period of 5 years starting on October 20, 2018.

The minimal future lease fees, which are payable under the said leases agreement are:

For the year ended December 31:	U.S dollars in thousands
2019	107
2020	130
2021	130
2022	130
2023	105

b.	Commissions

In 2017 the Company entered into an agreement with its shareholders, according to which the company will pay its shareholders an annual commissions in the amount of 15% of paid revenues for new customers who joined prior to December 31, 2018. The agreement has no expiration date and the eligibility for commission is in valid as long as there are active customers who joined prior to December 31, 2018.

*	Date of commencement of operations

NETNUT LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 10 - RETIREMENT BENEFITS OBLIGATION:

a.	Liability for employee rights upon retirement

Labor laws and agreements require the Company to pay severance pay and/or pensions to employees dismissed or retiring from their employ in certain other circumstances. The amounts of benefits those employees are entitled to upon retirement are based on the number of years of service and the last monthly salary.

Also, under labor laws and labor agreements in effect, including the Expansion Order (Combined Version) for Obligatory Pension under the Collective Agreements Law of 1957 (hereinafter - the “Expansion Order”), The Company is liable to make deposits with provident funds, pension funds or other such funds (hereinafter – the “Funds”) so as to cover its employees’ pension insurance as well as some of its severance pay liabilities.

Under the terms of the Expansion Order, the Company deposits for severance pay as required under the Expansion Order as well as other deposits made by those companies “in lieu of severance pay” and which were announced as such as required under the Expansion Order, replace all payment of severance pay under Section 14 of the Severance Pay Law with respect to the wages, components, periods and rates for which the deposit alone was made (hereinafter - “Deposits under Section 14”).

b.	Defined contribution plans

The Company’s severance pay liability to Israeli employees for which the said liability is covered under section 14 of the Severance Pay Law is covered by regular deposits with defined contribution plans. The amounts funded as above are not reflected in the statements of financial position.

The amounts recognized as expense in respect of defined contribution plans in 2018 and 2017 are $12 thousand and $5 thousand, respectively.

NOTE 11 - EQUITY:

a.	Share capital

As of December 31, 2018 and 2017, the Company’s share capital is composed as follows:

	Number of shares
	Authorized		Issued and paid
	December 31,		December 31,
	2018	2017	2018	2017

Ordinary A shares 0.01 NIS par value	25,000	25,000	25,000	25,000
Ordinary shares 0.01 NIS par value	975,000	975,000	100,000	100,000

b.	Issuance of share capital

In February 22, 2017, in connection with the formation of the Company and the related business combination detailed in Note 6, the Company engaged in an agreement for a private issuance of shares. Under the agreement, the Company issued 25,000 Ordinary A shares 0.01 NIS par value for total gross proceeds of $300,000, representing price per ordinary A share of $12.

NETNUT LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 11 - SHAREHOLDERS’ EQUITY (continued):

c.	Rights conferred by shares:

1)	Ordinary shares

The ordinary shares confer upon their holders voting rights, the right to receive dividends, the right to a share in excess assets upon liquidation of the Company and other rights as set out in the Company’s articles of association (hereafter- the “Articles of Association”).

2)	Ordinary A shares

The ordinary A shares confer upon their holders all rights conferred to ordinary shareholders and in the event of a dissolution or liquidation (including deemed liquidation) of the Company, or distribution of dividends, the dividends, assets or other distributable proceeds available for distribution to the Company’s shareholders (the “Distributable Proceeds”) will be distributed amongst the shareholders in the following order of priority:

First, the holders of Ordinary A Shares shall be entitled to receive from the Distributable Proceeds, prior to and in preference to the holders of Ordinary Shares of the Company, for each Ordinary A Share held by them, an amount equal to the Original Issue Price for such Ordinary A Share (the “Preference Amount”).

Second, after receiving the Preference Amount, the remaining Distributable Proceeds shall be distributed between all the Company’s shareholders (both Ordinary Shareholders and Ordinary A Shareholders) on a pro rata basis.

NOTE 12 - COST OF REVENUES

	Year ended December 31,	Period from February 8, 2017* to December 31,
	2018	2017
	U.S dollars in thousands
Cost of networks and servers	609	195
Amortization of intangible assets	53	46
	662	241

NOTE 13 - RESEARCH AND DEVELOPMENT EXPENSES

	Year ended December 31	Period from February 8, 2017* to December 31,
	2018	2017
	U.S dollars in thousands
Payroll and related expenses	84	46
Consulting	359	394
	443	440

*	Date of commencement of operations

NETNUT LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 14 - SELLING AND MARKETING EXPENSES

	Year ended December 31,	Period from February 8, 2017* to December 31,
	2018	2017
	U.S. dollars in thousands
Payroll and related expenses	400	150
Consulting	32	56
Commissions	348	125
Other	7	2
	787	333

NOTE 15 - GENERAL AND ADMINISTRATIVE EXPENSES

	Year ended December 31,	Period from February 8, 2017* to December 31,
	2018	2017
	U.S. dollars in thousands
Professional fees	344	114
Payroll and related expenses	3	-
Depreciation	2	-
Other	164	13
	513	127

NOTE 16 - RELATED PARTIES TRANSACTIONS AND BALANCES:

“Related Parties” - As defined in IAS 24.

Key management personnel - included together with other entities in the said definition of “related parties” in IAS 24, include the members of the Board of Directors and senior executives.

a.	Transactions with related parties:

1)	Compensation to related parties:

	Year ended December 31,	Period from February 8, 2017* to December 31,
	2018	2017
	U.S dollars in thousands
Management fees, consulting fees and bonuses to interested parties	354	141
Commissions to shareholders	332	121

2)	Compensation to key management personnel for work services they provide to the Company is as follows:

	Year ended December 31,	Period from February 8, 2017* to December 31,
	2018	2017
	U.S. dollars in thousands
Management fees	353	141
Commissions	189	69
	542	210

*	Date of commencement of operations

NETNUT LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 16 - RELATED PARTIES TRANSACTIONS AND BALANCES (continued):

b.	Balances with related parties:

	December 31
	2018	2017
	U.S dollars in thousands
Assets:
Receivables from parent company and its subsidiary	111	39
Receivables from shareholders	-	14
	111	53

Liabilities:
Accrued management fees	18	-
Accrued commissions	112	60
	130	60

c.	Other transactions with related parties:

During 2018 and 2017, the Company recorded an amounts of approximately $669 thousand and $379 thousand, respectively, to the parent company in respect of participation in operations expenses, paid originally by the parent company.

NOTE 17 - SUBSEQUENT EVENTS:

a.	Share and Asset Purchase Agreement

On April 4, 2019, the Company entered into a share and asset purchase agreement, or the Share and Asset Purchase Agreement, with Safe-T Group Ltd., or Safe-T, pursuant to which Safe-T will acquire all (100%) of the fully diluted share capital of the Company, or the Purchased Shares, and certain assets of DiViNetworks Ltd., or DiVi, Company’s controlling shareholder, which assets are required for the ongoing operations of the Company, or the Purchased Assets and the Transaction, respectively. The consideration for the Transaction will be paid in cash and with Safe-T’s ordinary shares, as set forth below.

The maximum purchase price payable by Safe-T for the Purchased Shares and Purchased Assets is up to $14.7 million, subject to certain adjustments, all as set forth below:

In consideration for the Purchased Shares, Safe-T we will pay to the Company shareholders:

●	An amount equal to $3,400,000, or the Initial Shares Purchase Price, out of which (i) a $1,614,742 will be paid on the closing of the Transaction, or the Closing, in immediate funds (In addition to an amount of $250,000 down payment paid by Safe-T upon signing of Share and Asset Purchase Agreement); (ii) $175,257 will be deposited in escrow (as set forth below); and (iii) $1,360,000 will be paid by issuance of 24,347,410 Safe-T’s ordinary shares (based on price per share of NIS 0.2031 which is a per share 30-day average price of Safe-T’s ordinary shares on the TASE prior to the date on which the Share and Asset Purchase Agreement was signed, or the Initial Consideration PPS). The Initial Shares Purchase Price was determined based on an assumption that the Company’s working capital on the Closing is equal to zero. The parties agreed that the Initial Shares Purchase Price may be increased or decreased on a dollar-for-dollar basis in the event that the Company has a positive or negative working capital (respectively) on the date of the Closing.

●	An amount of up to $5,000,000 payable in contingent consideration, or the EarnOut Amount, will be paid and distributed to the shareholders of the Company subject and upon the Company achieving certain revenue milestones in 2019, hence, the payment of the payable EarnOut Amount will be deferred to the time when Safe-T’s financial results for the year 2019 are published, or the 2019 Financial Statements. Safe-T, at its sole discretion, may elect to pay up to fifty percent (50%) of the EarnOut Amount in its ordinary shares, or the EarnOut Shares, provided that in any event, the amount of the EarnOut Shares will not exceed 44,756,273 ordinary shares (representing a quotient of half of the maximum Earn-Out Amount, i.e. $2,500,000, divided by the Initial Consideration PPS). Safe-T shall grant to the Company’s shareholders first security interest and pledge in 30% of the Company’s shares being purchased, as a security for full and timely payment of the EarnOut Amount (if any).

NETNUT LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 17 - SUBSEQUENT EVENTS (continued):

In consideration for the sale, delivery, transfer and assignment of the Purchased Assets, Safe-T will pay DiVi at Closing:

●	An aggregate amount equal to $6,300,000, or the Assets Purchase Price. The Assets Purchase Price shall be paid as follows:

-	An amount equal to $3,455,258 payable at Closing in immediately payable funds;

-	An amount equal to $324,742 will be deposited in escrow, and

-	An amount equal to $2,520,000, payable at Closing in Safe-T’s ordinary shares, issued at a per share price equal to the Initial Consideration PPS, i.e. 45,114,327 ordinary shares.

b.	Reclassification and conversion of ordinary shares

In March 2019, the Company’s board of directors agreed to reclassify and convert 12,500 ordinary shares of the Company into 12,500 ordinary A shares, having each rights and privileges and subject to such restrictions as specified in the Company’s Amended Articles of Association.